Exhibit 99.1

BiondVax Pharmaceuticals Ltd. Rebrands as Scinai
Immunotherapeutics Ltd. to Reflect New Focus on Development of
Novel Inflammation and Immunology (I&I) Biological Therapeutics

Scinai Immunotherapeutics to debut tomorrow under Nasdaq ticker symbol “SCNI”

JERUSALEM, Sep. 6, 2023 (GLOBE NEWSWIRE) -- via IBN -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company, is pleased to announce today a change of its corporate name to Scinai Immunotherapeutics Ltd. (“Scinai”). In the past two years, the Company has substantially revamped its senior management team and pharmaceuticals development programs and recently announced its expansion into the CDMO business under the banner Scinai Bioservices.

The new corporate name, which was approved by the Israeli authorities on August 31, is the Company’s latest step to better reflect its fresh start and new direction. Scinai and its new symbol, “SCNI”, will debut on Nasdaq tomorrow.

Bio-better NanoAbs

Since recruiting Amir Reichman as new CEO in March 2021, Scinai has established a robust collaboration with the prestigious Max Planck Society and the University Medical Center Göttingen (UMG), both in Germany, to develop a pipeline of novel NanoAbs. NanoAbs are alpaca-derived recombinant variable domain of heavy-chain-only antibodies and are also known as nanobodies or VHH antibodies. By utilizing their unique attributes, Scinai’s NanoAbs are designed to overcome limitations of existing antibody therapies to create “biobetter” therapeutics that address large and underserved patient populations.

Scinai’s de-risked drug development approach significantly reduces the upfront time, cost and risk of traditional new drug development, which generally involves identification and validation of a novel molecular target, then screening for new drug candidates that will safely interact with the target to provide the desired therapeutic effect. This process can often take many years, cost hundreds of millions of dollars, yet nevertheless incurs a high rate of failure.

In contrast, Scinai’s biobetter drug development approach leverages well understood molecular targets and mechanisms of action of commercially approved drugs (e.g., antibody neutralization), with NanoAbs designed to overcome current limitations of, or risks associated with, the use of those commercially approved drugs. This biobetter strategy has been recognized as a valuable approach for smaller biotech companies, as recently demonstrated by the highly successful IPO of Apogee Therapeutics Inc. (NASDAQ: APGE, market cap ~$1.1 billion). Apogee’s monoclonal antibody programs, which are at a similar stage of development as Scinai’s NanoAbs, also target well-established molecular targets, incorporating advanced monoclonal antibody engineering to optimize properties such as their half-life.

While certain improvements in monoclonal antibodies can be helpful, Scinai believes that its NanoAbs, as designed by Prof. Dirk Görlich and his associates, exhibit potential for several distinct advantages over current leading monoclonal antibody treatments, such as broader safety, effectiveness at very low doses, more convenient routes of administration such as inhalation and intra-dermal injection, and efficient manufacturing and supply chain. Görlich serves as Director of the Max Planck Institute for Multidisciplinary Sciences and was the 2022 recipient of the prestigious World Laureates Association (WLA) Prize in Life Science or Medicine.

Pipeline Approach

Scinai’s NanoAb development pipeline includes anti-IL-17 NanoAbs for the treatment of autoimmune diseases such as psoriasis, psoriatic arthritis and Hidradenitis Suppurativa (HS); anti-IL-13 and anti-TSLP for the treatment of asthma; and anti-Ang-2 and anti-VEGF for the treatment of age-related wet macular degeneration. The pipeline approach affords Scinai considerable flexibility with respect to partnering and spinning out assets, opening enhanced potential to generate income through license fees, milestone payments and royalties, in return for participation in associated R&D costs.

Scinai has previously demonstrated the potential of its NanoAbs as therapeutically viable molecules in COVID-19 animal studies. These studies showed that the Company’s inhaled COVID-19 NanoAb therapy resulted in milder and shorter illness, virtually eliminated the virus from the lungs, and prophylactically protected against illness at commercially viable dose levels. The studies also demonstrated Scinai’s ability to manufacture NanoAbs in-house and to successfully deliver NanoAbs via inhalation, a difficult yet desirable route-of-administration for antibody drugs. Scinai’s development of its anti-IL-17 NanoAb for the treatment of plaque psoriasis is currently advancing ahead of schedule, with important preclinical results expected in 2023 and human clinical testing expected to begin in 2024.

CDMO Revenue Potential

Alongside its R&D business unit, Scinai recently launched a new business unit named Scinai Bioservices to serve as a Contract Development and Manufacturing Organization (CDMO) offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. There is growing demand by small biotech companies seeking high quality, yet affordable CDMO services to accelerate their drug development processes including cGMP aseptic processing required for manufacturing of clinical batches. Scinai’s state-of-the-art biologics facility and the team’s capabilities and extensive experience are a perfect match for these clients, said Reichman.

Looking Forward

“We are incredibly optimistic about Scinai’s growth potential and ability to deliver value to our stakeholders,” said Reichman. “The biotech sector has been through an extremely challenging time in the past 18-24 months, with low stock prices and scarce capital. We have nevertheless made tremendous progress executing our turnaround program with limited resources and believe we are at the cusp of building a significant and successful company. We have a sharp commercial focus and a pipeline with blockbuster potential, steeped in science, strong leadership and an expertly designed technological base. Building on promising data of our initial NanoAb therapies, we look forward to continuing our current pipeline development and also identifying additional opportunities and developing novel solutions for unmet needs in 2023 and beyond.”

The CUSIP of the Company’s ADSs will remain 09073Q204 after the Nasdaq symbol change to SCNI.

About Scinai Immunotherapeutics Ltd.

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company focused on developing, manufacturing, and commercializing innovative inflammation and immunology (I&I) biological products primarily for the treatment of autoimmune and infectious diseases. With a state-of-the-art facility for biopharmaceutical product development and manufacturing and highly experienced pharmaceutical industry leadership, Scinai offers end-to-end boutique CDMO services in parallel to developing its own pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized VHH antibody (NanoAb) pipeline targeting diseases with large unmet medical needs. Company website: www.scinai.com

Company Contact

Joshua Phillipson | +972 8 930 2529 | joshua.phillipson@scinai.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding the timing of future preclinical clinical trials, and the therapeutic and commercial potential of NanoAbs. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical trials data for NanoAbs, if any; the risk that our business strategy may not be successful; the risk that the European Investment Bank (EIB) may accelerate the loans under its finance contract with Scinai; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 17, 2023. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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